
MOSAIC
REAL SOLUTIONS. REAL RESULTS.

July 17, 2003


03024711

By Overnight Courier


SEC MAIL PROCESSING
RECEIVED
JUL 18 2003
WASH, D.C. 155 SECTION

Securities and Exchange Commission
Office of International Finance
Division of International Corporate Finance
450 5th Street
Washington, D.C. 20549
Mail Stop 3-2

SUPPL

Ladies and Gentlemen:

Re: **Mosaic Group Inc. (the "Corporation") 12g3-2(b) Exemption ID Number 82-34686**

In accordance with Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find the press release of the Corporation dated July 16, 2003, which is the last document publicly filed by the Corporation since the date of the Corporation's last furnishing to the Securities and Exchange Commission (the "Commission").

This document is furnished to the Commission in furtherance of the Corporation retaining its exemption pursuant to Rule 12g3-2(b) under the Exchange Act, and this document should not be deemed to be filed pursuant to the Exchange Act.

Further to the instructions received by the Corporation from the Commission, the Corporation has indicated its exemption number (82-34686) in the upper right hand corner of each unbound page and the first page of each bound document submitted herewith.

Please acknowledge receipt of this letter by date-stamping the enclosed copy of this letter and returning it to my attention by means of the enclosed, stamped self-addressed envelope.

Should you have any comments or questions, please do not hesitate to telephone me directly at (416) 813-4276.

Yours very truly,

PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

Cecile S. Chung
Legal Counsel

Encls.

7/21

cc: Catherine Barbaro, Mosaic Group Inc. (w/o attachments)
Jocelyn Arel, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
John Pitfield, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
Celia Rhea, Goodmans LLP (w/o attachments)
Meredith Roth, Goodmans LLP (w/o attachments)
Rubin Rapuch, Fraser Milner Casgrain LLP (w/o attachments)

MOSAIC GROUP INC.

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Attention Business Editors:

Mosaic Group Inc. announces extension of order

TORONTO, July 16 /CNW/ - Mosaic Group Inc. (TSX:MGX) ("the Company") announced that it has sought and obtained from the Ontario Superior Court of Justice an order granting it and certain of its Canadian subsidiaries an extension of protection under the Companies' Creditors Arrangement Act (Canada) to and including August 15, 2003. The order of the Ontario Superior Court of Justice also accepted and approved the report dated July 9, 2003 of KPMG Inc., in its capacity as monitor of the Company. A copy of the report will be filed by the Company with the Canadian securities regulators and will be available at their website, www.sedar.com.

In December, 2002, the Company and certain of its Canadian subsidiaries and affiliated companies obtained an order from the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act (Canada) to initiate the restructuring of its debt obligations and capital structure. Additionally, certain of the Company's US Subsidiaries commenced proceedings for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas in Dallas. Pursuant to these filings, the Company and its relevant subsidiaries continue to operate under a stay of proceedings.

FORWARD LOOKING STATEMENTS

The Company and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in the Company's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. The Company cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

-30-

For further information: Please Contact: Hap Stephen, Chief Restructuring Officer, (416) 364-0228, Mosaic Group Inc., E-mail: hstephen@stonecrestcapital.com; Catherine G. Barbaro, Vice President Legal, (416) 813-4286, Mosaic Group Inc., E-mail: barbaroc@mosaicgroupinc.com

MOSAIC GROUP INC. has 63 releases in this database.

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